UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 6)*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

September 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8)

Schedule 13D

CUSIP No. 013904305	Page 2 of 8

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 478 687 637 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 478 687 637 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 478 687 637 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 95.5% (2) representing 95.4% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)	Representing (i) 3 373 845 309 Alcatel Lucent Shares, (ii) 82 608 794 Alcatel Lucent Shares issuable upon conversion of the 82 608 794 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 22 233 534 Alcatel Lucent Shares issuable upon conversion of the 22 233 534 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.
(2)	Based on the maximum number of 3 644 173 642 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of August 31, 2016.
(3)	Based on the maximum number of 3 646 838 771 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) outstanding as of August 31, 2016.

This Amendment No. 6 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016, March 17, 2016, May 10, 2016, May 17, 2016 and June 17, 2016 (collectively with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

“The maximum cash outlay for the acquisition of all the Alcatel Lucent Securities targeted by the Offer (as defined below), on the basis of the Offer price of 3.50 euros per Alcatel Lucent Share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE, will be 678 340 679.71 euros (excluding the related costs and expenses).

The Offer will be fully financed by Nokia’s own funds.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On September 6, 2016, Nokia announced that it has filed Nokia and Alcatel Lucent’s draft joint offer document (projet de note d’information conjointe) with the AMF relating to Nokia’s proposed public buy-out offer in cash for the remaining Alcatel Lucent Shares, 2019 OCEANEs and 2020 OCEANEs it does not already own (the “Public Buy-Out Offer”). The Public Buy-Out Offer would be automatically followed by a squeeze-out in cash of the Alcatel Lucent Shares, 2019 OCEANEs and 2020 OCEANEs not tendered into the Public Buy-Out Offer (the “Squeeze-Out”, and together with the Public Buy-Out Offer, the “Offer”), in accordance with the General Regulation of the AMF.

The Offer will be made exclusively in France and in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) and, to the extent applicable, Rule 13e-4(h)(8) of the Exchange Act.

Nokia expects the Public Buy-Out Offer to open in the second half of September 2016, following the review and clearance of the Offer by the AMF. The Squeeze-Out would occur on the trading day following the expiration date of the Public Buy-Out Offer, which Nokia expects to occur in early October 2016.

The draft joint offer document includes, without limitation, the following previously undisclosed information:

Terms of the Offer

In the context of the Public Buy-Out Offer, Nokia is offering a consideration of:

•	EUR 3.50 per Alcatel Lucent Share,

•	EUR 4.51 per 2019 OCEANEs, and

•	EUR 4.50 per 2020 OCEANEs.

In the Squeeze-Out, the Alcatel Lucent Shares and OCEANEs not tendered into the Public Buy-Out Offer will be transferred automatically to Nokia on the trading day after the expiration date of the Public Buy-Out Offer, for the same consideration as the above-mentioned consideration of the Public Buy-Out Offer.

The consideration of the Offer corresponds to the price paid by Nokia in cash acquisitions prior to the announcement of Nokia’s intention to file an offer on June 16, 2016. In accordance with applicable rules and regulations, the consideration of the Offer has been subject to a valuation by Société Générale, the presenting bank appointed by Nokia in connection with the Offer, and a fairness opinion has been delivered by Accuracy, the independent expert appointed by Alcatel Lucent’s Board of Directors in accordance with Article 261-1, I and II of the AMF General Regulation. The independent expert concluded in its report that the consideration of the Offer is fair for the Alcatel Lucent minority shareholders and OCEANEs holders. The valuation report of Société Générale and the fairness opinion of Accuracy are included in the draft joint offer document.

Timetable of the Offer

The timetable for the Offer is subject to approval by the AMF. Based on an indicative timetable and assuming that the AMF clearance decision is received on September 20, 2016, the Public Buy-Out Offer would be opened on September 22, 2016 and closed on October 5, 2016. The Squeeze-Out will be implemented on the trading day after the expiration date of the Public Buy-Out Offer, which is anticipated to be October 6, 2016. The AMF will announce the definitive timetable of the Offer in due course.

Recommendation by the Board of Directors of Alcatel-Lucent

The participating members of Alcatel Lucent’s Board of Directors have unanimously determined that Nokia’s proposed Offer is in the best interests of Alcatel Lucent, its employees and stakeholders and have recommended that all holders of Alcatel Lucent Shares and OCEANEs tender their securities into the Public Buy-Out Offer. Alcatel Lucent’s Board of Directors made its decision on the basis of a number of factors further detailed in the draft joint offer document filed with the AMF, which include, inter alia, the report issued by Accuracy which concluded that the terms of the Offer by Nokia for the Alcatel Lucent Shares and OCEANEs are fair.

The forgoing description of the draft joint offer document is a summary and qualified in its entirety by the terms of the draft joint offer document, a copy of which is filed herewith as Exhibit 11 to this Amendment No. 6 and is incorporated herein by reference. The information contained in the draft joint offer document filed with the AMF and incorporated herein is preliminary and the draft is subject to future amendments before being cleared by the AMF.”

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“There were 3 644 173 642 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of August 31, 2016 and 3 646 838 771 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) as of August 31, 2016.

Nokia beneficially owns (i) 3 373 845 309 Alcatel Lucent Shares, (ii) 82 608 794 Alcatel Lucent Shares issuable upon conversion of the 82 608 794 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 22 233 534 Alcatel Lucent Shares issuable upon conversion of the 22 233 534 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.

Nokia beneficially owns 95.5% of the Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) representing 95.4% of the total outstanding theoretical voting rights in Alcatel Lucent (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia).

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Jean C. Monty	37 432	37 432	0.0%

Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

11	English translation of Nokia and Alcatel Lucent’s draft joint offer document (projet de note d’information conjointe) as filed with the AMF on September 6, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 2 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia		France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Elisabeth Nelson	Director, Nokia		United States
Carla Smits-Nusteling	Director, Nokia		Netherlands
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, by and between JPMorgan Chase Bank N.A. and Nokia Corporation (1)

11	English translation of Nokia and Alcatel Lucent’s draft joint offer document (projet de note d’information conjointe) as filed with the AMF on September 6, 2016

(1)	Previously filed as an exhibit to Amendment 2 to the Schedule 13D.